UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Letter dated February 26, 2016 regarding “Proposal on Dividends Distribution”

2.	Press release dated February 26, 2016 titled “Nortel Inversora S.A. Announces Consolidated Results for Fiscal Year Ended December 31, 2015”

Item 1

NORTEL INVERSORA S.A.

Buenos Aires, February 26, 2016

Messrs.

Securities and Exchange Commission

Dear Sirs:

Re: Proposal on Dividends Distribution

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel”), I hereby notify you that, at today’s Board Meeting, during which the financial statements corresponding to fiscal year ended December 31, 2015 were discussed, Nortel’s Board decided to submit to the Stockholders Meeting in which the above referred financial statements will be considered, the following proposal in connection with the allocation of the aggregate non-appropriated profit amount as of December 31, 2015:

In Argentine Pesos
Non-appropriated profit as of December 31, 2015	$1.890.766.467
To Voluntary Reserve for the Future Distribution of Dividends	($1.890.766.467)

To next fiscal year	-------------

In addition, the Board proposes to the Stockholders Meeting in which the financial statements corresponding to fiscal year 2015 will be considered, that Nortel’s Board of Directors be authorized to approve the timing and amounts to be deducted and used to pay cash dividends from the Voluntary Reserve for the Future Distribution of Dividends.

Without further ado, I take this opportunity to greet you sincerely.

María de los Ángeles Blanco Salgado

Officer in Charge of Market Relations of

Nortel Inversora S.A.

Item 2

Nortel Inversora S.A. Announces Consolidated Results for Fiscal Year Ended December 31, 2015

BUENOS AIRES, Argentina, Feb. 26, 2016 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL) whose sole material activity is holding 54.74% of the capital stock of Telecom Argentina S.A. (“Telecom”) informs that Telecom has repurchased 15,221,373 of its own stock as of December 31, 2015. As a result, the political and economic rights of Nortel have increased to 55.60 % of Telecom’s outstanding stock as of such date.

Nortel announces consolidated income of Ps.$ 3,434 million for the fiscal year ended December 31, 2015 of which Ps.$ 1,891 million correspond to Nortel as controlling shareholder.

Relevant matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General Meeting held on April 29, 2015

The Ordinary and Extraordinary General Meeting held on April 29, 2015 resolved, among other items:

1.	to approve the Annual Report and Financial Statements as of December 31, 2014;
2.	to allocate the non-appropriated profit amount as of December 31, 2014, of Ps. $ 2,039 million, to the already existing “Voluntary Reserve for the Future Distribution of Dividends”, authorizing the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account the Company’s future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends.
3.	the appointment of the members of the Supervisory Committee for fiscal year 2015.

Distribution of cash dividends

The Company’s Board of Directors, during its meeting held on May 18, 2015, decided to deduct an amount of Ps.$ 570 million from the “Voluntary Reserve for the Future Distribution of Dividends” and distributed such amount as cash dividends, of which Ps.$ 279 million correspond to Series “B” Preferred Shares and Ps.$ 291 million correspond to common stock. The above mentioned dividends were made available as from June 1, 2015.

(Financial Tables below)

NORTEL INVERSORA S.A.

FISCAL YEAR ENDING DECEMBER 31, 2015

(In millions of Argentine Pesos, except statistical and ratio data)

Consolidated Income Statement	2015	2014
Revenues and other income	40,539	33,388
Operating costs	(34,334)	(27,964)

Operating income	6,205	5,424
Financial results, net	(1,067)	277

Net income before income tax expenses	5,138	5,701
Income tax expense	(1,704)	(1,975)

Net income	3,434	3,726

Other comprehensive income, net of tax	257	243

Total comprehensive income for the period	3,691	3,969

Consolidated Balance Sheet	2015	2014
Current assets	11,569	6,581
Non-current assets	26,973	19,924

Total assets	38,542	26,505

Current liabilities	16,945	9,115
Non-current liabilities	3,944	2,454

Total liabilities	20,889	11,569
Equity attributable to Nortel	9,605	8,185
Equity attributable to non-controlling shareholders	8,048	6,751

Total equity	17,653	14,936

Total liabilities and equity	38,542	26,505

Ratios

Liquidity (a)	0.68	0.72
Indebtedness (b)	1.18	0.77

(a)	Current assets to current liabilities

(b)	Total liabilities to shareholders’ equity.

CONTACT: Maria de los Angeles Blanco Salgado, Responsible in Market Relations, +54-11-4968-3631, mblancosalgado@ta.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: February 26, 2016	By:	/s/ María Blanco Salgado
Name: Maria Blanco Salgado
Title: Officer in Charge of Market Relations